Exhibit 4.3
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES ACT OF 1934
General
The authorized shares of Civeo Corporation (“Civeo,” “us,” “our” or “we”) consist of (i) 46,000,000 common shares, no par value, (ii) up to 50,000,000 Class A preferred shares, no par value, to be issued in one or more series, and (iii) up to 50,000,000 Class B preferred shares, no par value, to be issued in one or more series, provided that the authorized limit of the Class A preferred shares and the Class B preferred shares is 50,000,000 shares in the aggregate. The first series of Class A preferred shares are designated as the “Class A Series 1 Preferred Shares” and up to 50,000,000 Class A Series 1 Preferred Shares are authorized for issuance, and the first series of Class B preferred shares are designated as the “Class B Series 1 Preferred Shares” and up to 50,000,000 Class B Series 1 Preferred Shares are authorized for issuance, provided that no more than 50,000,000 Class A Series 1 Preferred Shares and Class B Series 1 Preferred Shares are issued in the aggregate.
We may issue shares subject to the maximum authorized share capital contained in our notice of articles. The maximum number of shares that we are authorized to issue out of any class or series of shares may be increased or decreased by a resolution passed at a general meeting of shareholders by two thirds of the votes cast on such resolution by shareholders voting shares that carry the right to vote at general meetings. Our directors are authorized to issue new common shares, Class A preferred shares or Class B preferred shares without shareholder approval.
The rights and restrictions to which the common shares and Class A Series 1 Preferred Shares are subject as of the date hereof are set out in our amended and restated articles (“articles”). Our notice of articles and articles permit the board of directors, without shareholder approval, to alter and attach special rights and restrictions to the Class B Series 1 Preferred Shares, including the number of shares, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights.
Description of Common Shares
The following description sets forth certain material terms and provisions of our common shares, which are registered under Section 12 of the Securities Exchange Act of 1934, as amended. The following description of our common shares is not complete and is qualified in its entirety by reference to our notice of articles and articles, which are filed as exhibits to our Annual Report on Form 10-K.
Voting Rights
Except as provided by law or pursuant to the rights that the directors may attach to any series of preferred shares, holders of common shares are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, have the right to vote for the election of directors and do not have cumulative voting rights. Except as otherwise required by law, holders of common shares are not entitled to vote on any amendment to the notice of articles or articles that prejudices or interferes with the rights and special rights of the Class A Series 1 Preferred Shares, Class B Series 1 Preferred Shares or any future outstanding series of preferred shares if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the notice of articles and articles or pursuant to British Columbia law or the Business Corporations Act (British Columbia) (the “BCA”).
Dividends
Subject to prior rights and preferences applicable to the Class A Series 1 Preferred Shares, the Class B Series 1 Preferred Shares or any future outstanding series of preferred shares, holders of common shares are entitled to receive ratably in proportion to the number of common shares held by them such dividends (payable in cash, shares or otherwise), if any, as may be declared from time to time by the board of directors out of funds available for dividend payments. Dividends will not be declared where there are reasonable grounds for believing the company is insolvent or the payment of dividends would render the company insolvent. There is not a fixed rate of dividends.
Conversion, Sinking Fund, Redemption, Liquidation and Preemption Rights
The holders of common shares have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common shares. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, holders of common shares will be entitled to share ratably in our assets in proportion to the common shares held by them that are remaining after payment or provision for payment of all of our debts and obligations and after distribution in full of preferential amounts to be distributed to holders of outstanding shares of the Class A Series 1 Preferred Shares, the Class B Series 1 Preferred Shares or any other outstanding preferred shares, if any.
Notice of Articles and Articles
Provisions of our notice of articles and articles may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which shareholders might otherwise receive a premium for their shares, or transactions that our shareholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our shares.
These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
Among other things, our notice of articles and articles:
•provide that our directors are divided into three classes serving staggered three-year terms, with only one class being elected each year by our shareholders, subject to a phase out of the classification of our board of directors over a three-year period beginning with the 2025 annual meeting such that all directors will be elected on an annual basis beginning with the 2027 annual meeting. Until such time that all directors are elected on an annual basis, this classified board may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for shareholders to replace a majority of our directors;
•provide that our directors may only be removed by shareholders passing a resolution with the requisite majority of three-quarters of the votes cast at a meeting of shareholders entitled to vote in the election of directors, voting together as a single class;
•establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our shareholders. These procedures provide that notice of shareholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not later than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our articles specify the requirements as to form and content of all shareholders’ notices. These requirements may preclude shareholders from bringing matters before the shareholders at an annual or special meeting;
•provide our board of directors the ability to issue the Class A Series 1 Preferred Shares and the Class B Series 1 Preferred Shares. This ability makes it possible for our board of directors to issue, without shareholder approval, preferred shares with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company;
•provide that the authorized number of directors may only be set by the board of directors;
•provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred shares, be filled by the affirmative vote of a majority of directors then in office;
•provide that any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by any consent in writing in lieu of a meeting of such shareholders, subject to the rights of the holders of any series of preferred shares with respect to such series;
•provide that our notice of articles and articles can be amended or repealed at any annual or special meeting of shareholders or amended by the board of directors in certain circumstances, including the requirement that certain amendments by the shareholders to the articles at a meeting be upon a resolution passed by the affirmative vote of the holders of 66 2/3% of the voting power of the issued and outstanding shares entitled to vote on such matters, voting together as a single class; and
•provide that, if a meeting of shareholders has been adjourned one or more times due to insufficient attendance required to pass any resolution, and at such adjourned meeting, less than the number of holders required to pass any resolution requiring 66 2/3% of the voting power of the issued and outstanding shares is present in person or by proxy, with the approval of the board, the holders holding at least 66 2/3% of the shares present in person or by proxy at such adjourned meeting and entitled to vote on the matter, voting together as a single class, may alter the articles.
When interpreting a director’s duties under British Columbia law, Canadian courts have generally interpreted a director’s duty to act in “the best interest of the company” to include a duty to treat all stakeholders affected by corporate actions equitably and fairly, including in the context of a change of control transaction. Accordingly, in determining what is in “the best interests of the company”, it may be legitimate for our directors to consider the interests of not only the company’s shareholders, but other stakeholders, such as employees and creditors, as well.
Limitation of Liability and Indemnification Matters
Our articles allow us to indemnify our directors to the fullest extent authorized by the BCA against all expenses, liabilities and losses (including judgments and fines) which may be reasonably incurred by reason of being or having been a director of the company, except for liability that cannot be indemnified under British Columbia law. British Columbia law provides that a company must not indemnify its directors if any of the following circumstances apply:
•if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the company was prohibited from giving the indemnity or paying the expenses by its articles;
•if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the company is prohibited from giving the indemnity or paying the expenses by its articles;
•if, in relation to the subject matter of the relevant proceeding, the director did not act honestly and in good faith with a view to the best interests of the company or the associated corporation, as the case may be, with such associated corporation being an affiliate of the company or a partnership, trust, joint venture or other unincorporated entity in which the director served in the capacity as a director or a position equivalent to that thereof, at the request of the company; or
•in the case of the relevant proceeding other than a civil proceeding, if the director did not have reasonable grounds for believing that the director’s conduct in respect of which the proceeding was brought was lawful.
Notwithstanding any of the above prohibitions, the company or a director may apply to court for an order that the company must indemnify the director for any liability or expenses incurred by the director or for any other related obligations of the company.
The articles also provide that we will indemnify our directors and officers to the fullest extent permitted by British Columbia law. The articles also permit us to purchase insurance on behalf of any officer, director, employee or other agent of our company or, at our request, of another entity, for any liability arising out of that person’s actions in such capacity. We have entered into indemnification agreements with each of our current directors and executive officers requiring us to indemnify these individuals to the fullest extent permitted under British Columbia law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, and have received a written undertaking from each such director and officer as required under British Columbia law.
Dated: February 27, 2025